Mail Stop 3720

July 18, 2006

Mr. Elie Saltoun
Chief Executive Officer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite 1708
Austin, Texas 78732

       Re: **Lexicon United Incorporated**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed April 17, 2006

              Form 8-K
              Filed February 27, 2006
              File No. 0-33131

Dear Mr. Saltoun:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are delinquent in filing your periodic reports. Please file Form 10-QSB for the quarter ended March 31, 2006, pursuant to Item 310 of Regulation SB, or advise us.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 16

2. We note your disclosure that "*within 90 days of the filing of this Form 10-KSB,* an evaluation was carried out under the supervision and with the participation of our management, including Elie Saltoun, our Chairman, CEO and Treasurer, of the effectiveness of our disclosure controls and procedures." (emphasis added). Please note that Item 307 of Regulation S-B requires that you disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the report*, based upon the evaluation of these controls and procedures. Please comply with these requirements in future filings.

3. We note your disclosure that "[t]here have been no *significant* changes in the Company's internal controls or in other factors, which could significantly affect internal controls *subsequent to the date the Company carried out its evaluation*." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

Statement of Stockholders' Equity, page F-6

4. Based on your statement of stockholders' equity, it appears that you have not retroactively restated your financial statements to reflect the four for one reverse stock split that occurred June 28, 2005. Please revise your financial statements, including your calculation of net loss per common share for all periods presented, or advise. In addition, tell us what you mean by your statement at page F-10, which states that "all share and per share information in the financial statements and notes to the financial statements have been restated to give effect to the 4 for 1 reverse stock split except for the Statement of Stockholders' Equity which reflect the reverse split as a reduction of the number of common shares outstanding and reclassifies amounts from common stock to additional paid-in capital."

Form 8-K Filed February 27, 2006

ATN Capital & Participacoes, Ltda.

Note B – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

5. We note that you record revenue "when satisfactory agreements are reached between the debtor and the credit card company." Please address the following items:
    - Explain your revenue recognition policy in more detail and tell us your basis in the accounting literature for recognizing revenue upon reaching the agreements.
    - Tell us the general terms of your agreements. Do your agreements require that the accounts receivable be collected before the commission is earned?
    - Explain the role of credit card companies in your revenue recognition process. Are you referring to your primary customer?
    - Clarify whether your revenues are recorded on a net basis and represent only the commission you earn from your services.

*   *   *   *

As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director